                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                                 --------------

                                 AMENDMENT NO. 5
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation*     $17,162,992       Amount of Filing Fee: $3,432.60

-------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 286,049.86 units of limited partnership interest of the subject partnership for $60 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $3,089.34         Filing Parties: AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D-1  Date Filed:     July 1, 1999



                         (Continued on following pages)




                                Page 1 of 6 Pages

CUSIP No.   NONE               14D-1 AND 13D/A


1.   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

          AIMCO PROPERTIES, L.P.
          84-1275621

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                            (a) [ ]
                                                            (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          WC, BK

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) OR 2(f)                                               [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          233,143.3

8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                [ ]


9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          25.6%


10.  TYPE OF REPORTING PERSON

          PN



                                Page 2 of 6 Pages

CUSIP No.  NONE               14D-1 AND 13D/A


1.   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

          AIMCO-GP, INC.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) [ ]
                                                            (b) [X]

3.   SEC USE ONLY

4.   SOURCES OF FUNDS

          Not Applicable

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
     OR 2(f)                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          233,143.3

8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                [ ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          25.6%

10.  TYPE OF REPORTING PERSON

          CO

                                Page 3 of 6 Pages

CUSIP No.  NONE          14D-1 AND 13D/A


1.   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

          APARTMENT INVESTMENT AND MANAGEMENT COMPANY
          84-129577

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) [ ]
                                                            (b) [X]

3.   SEC USE ONLY

4.   SOURCES OF FUNDS

          Not  Applicable

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) OR 2(f)                                               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          317,480.2

8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                [ ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          34.9%

10.  TYPE OF REPORTING PERSON

          CO


                                Page 4 of 6 Pages

       AMENDMENT NO. 5 TO SCHEDULE 14D-1/AMENDMENT NO. 14 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 5 to the Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/2 (the "Partnership"); and (b) Amendment No. 14 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on March 5, 1998, by Reedy River Properties, L.L.C. ("Reedy River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on July 30, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on August 8, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on October 26, 1998 by Reedy River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (viii) Amendment No. 8, filed with the Commission on January 29, 1999, by Cooper River, IPLP, IPT, Reedy River, AIMCO OP, AIMCO-GP, and AIMCO, (ix) Amendment No. 9, filed with the Commission on May 14, 1999, by Cooper River, Reedy River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (x) Amendment No. 10, filed with the Commission on June 10, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xi) Amendment No. 11, filed with the Commission on July 1, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xii) Amendment No. 12, filed with the Commission on July 14, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, and (xiii) Amendment No. 13, filed with the Commission on July 23, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of
Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b) At 5:00 p.m., New York time, on Wednesday, August 11, 1999, the offer expired pursuant to its terms. A total of 41,220.3 Units, representing approximately 4.5% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $60 per Unit.


                                Page 5 of 6 Pages

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 1999





                                         COOPER RIVER PROPERTIES, L.L.C.

                                         By: /s/Patrick J. Foye
                                            -----------------------------------
                                            Executive Vice President

                                         REEDY RIVER PROPERTIES, L.L.C.

                                         By: /s/Patrick J. Foye
                                            -----------------------------------
                                            Executive Vice President]

                                         AIMCO/IPT, INC.

                                         By: /s/Patrick J. Foye
                                            -----------------------------------
                                            Executive Vice President

                                         INSIGNIA PROPERTIES, L.P.

                                         By:  AIMCO/IPT, INC.
                                            -----------------------------------
                                            (General Partner)

                                         By: /s/Patrick J. Foye
                                            -----------------------------------
                                            Executive Vice President

                                         AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC.
                                            -----------------------------------
                                            General Partner

                                         By: /s/Patrick J. Foye
                                            -----------------------------------
                                            Executive Vice President

                                         AIMCO-GP, INC.

                                         By: /s/Patrick J. Foye
                                            -----------------------------------
                                            Executive Vice President

                                         APARTMENT INVESTMENT
                                         AND MANAGEMENT COMPANY

                                         By: /s/Patrick J. Foye
                                            -----------------------------------
                                            Executive Vice President



                                Page 6 of 6 Pages